Altamira Therapeutics Ltd.

Clarendon House

2 Church Street

Hamilton HM 11

Bermuda

February 28, 2023

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Lauren Hamill
Joe McCann

Re:	Altamira Therapeutics Ltd.

Registration Statement on Form F-1

Filed February 16, 2023

File No. 333-269823

Dear Ladies and Gentlemen:

This letter is submitted by Altamira Therapeutics Ltd. (the “Company”) in connection with the Staff’s comment letter dated February 24, 2023.

The Staff’s comments have been retyped below in italics, and are followed by our responses:

General

1.	SEC Comment: We note statements in numerous places throughout the registration statement stating or suggesting that your OligoPhore and SemaPhore peptide polyplex platform technology is “safe and effective.” By way of example only, please see the first graphic preceding the Table of Contents and pages 1, 11, 57, and 79. Similarly, your discussions of various clinical trials include statements that your product candidates are “safe and well tolerated” or have a “favorable safety profile,” such as on pages 55-57 and 84, 88, and 89. Please remove all statements throughout your registration statement that state or imply your conclusions regarding the safety or efficacy of your product candidates and technologies, as these determinations are solely within the authority of the FDA and comparable regulatory bodies. With respect to safety, we will not object to statements that your product candidates are well-tolerated, if true, or that no serious adverse events deemed to be study related were reported. You may also present a balanced summary of objective pre-clinical and clinical data, including whether clinical trials trial met primary and secondary endpoints, without including your conclusions related to efficacy.

Company Response: The Company respectfully acknowledges the Staff’s comment and has made changes accordingly to the abovementioned Registration Statement (the “Registration Statement”) on pages 1, 11, 55-57, 79, 84, 85, 86, 88 and 89 and through the removal of the graphics preceding the Table of Contents.

February 28, 2023

2.	SEC Comment: With reference to the first page of graphics, please revise these graphics to adhere to plain English principles or remove them. In this regard, we note that these graphics include scientific and technical information without context and as such the content is likely to be unfamiliar to the average investor. Refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations for guidance.

Company Response: The Company respectfully acknowledges the Staff’s comment and has removed the graphics preceding the Table of Contents.

3.	SEC Comment: The pipeline table should graphically demonstrate the current status of your product candidates as well as indicate the material stages you will need to complete prior to regulatory approval and commercialization. In this regard:

● We note you have included five columns that all appear to relate to pre-clinical development, which could inappropriately create the impression of further candidate progress. The narrative discussion of your programs is a more appropriate place to make distinctions regarding different segments within a particular development phase. Please revise to combine such columns, and note that we will not object to pre-clinical stage columns of equal width labeled as “Discovery” and/or “IND-enabling.”

● Also, please revise to add separate columns of equal width for each of Phase 1, Phase 2, and Phase 3 clinical testing.

Company Response: The Company respectfully acknowledges the Staff’s comment and has removed the graphics preceding the Table of Contents.

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All disclosure changes in response to the staff’s comments will be addressed in future fillings made pursuant to the Securities Act of 1933 and/or the Securities Exchange Act of 1934.

We believe that this letter fully responds to your questions and/or comments. However, if you have any further questions or comments regarding the foregoing, please feel free to contact the undersigned at 441-295-5950, or our counsel, Alexander Dinur of Lowenstein Sandler, LLP, at 973-422-6732.

Very truly yours,

ALTAMIRA THERAPEUTICS LTD.

By:	/s/ Thomas Meyer
Name:	Thomas Meyer
Title:	Chief Executive Officer